Exhibit 99.1

March 28, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), has been notified of a class action lawsuit filed under number 25963/2018 by ADUC, a local Argentine association focused on consumer defense.

The class action lawsuit alleges that the application of a certain interest rate charged by the Bank with respect to credit cards exceeds the established limit set by Argentine law 25.065.

In particular, the class action lawsuit alleges that the interest rate in question charged by the Bank is unlawful and demands that the Bank cease charging such rate and the return any allegedly overcharged amounts. The class action lawsuit also seeks the imposition of a punitive penalty.

The Bank is analyzing the content and implications of the class action lawsuit. While the Bank will continue to analyze the content and implications of the class action lawsuit, the Bank believes an unfavorable resolution of this dispute will not have a significant impact on the Bank´s shareholders’ equity, should such a resolution be reached.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.